Exhibit 99.1

CANTERBURY PARK

1100 Canterbury Road

Shakopee, MN 55379

CANTERBURY PARK HOLDING CORPORATION

REPORTS 2017 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE	CONTACT: Randy Sampson
March 26, 2018	(952) 445-7223

SHAKOPEE, MN - Canterbury Park Holding Corporation (NASDAQ:CPHC) today announced financial results for its fourth quarter and year ended December 31, 2017.

Results for the Year Ended December 31, 2017

The Company’s 2017 net revenues were $57.0 million, an increase of 8.6% compared to 2016 net revenues of $52.5 million. Pari-Mutuel revenues increased $1.0 million, or 10.9%, primarily due to an increase of $737,000 in source market fees collected under the Advanced Deposit Wagering (“ADW”) legislation that took effect November 1, 2016, and an increase in live racing revenue of $249,000. Card Casino revenues increased $2.7 million, or 9.3%, due to a $2.9 million increase in table games revenue, partially offset by a decrease in poker revenues of $372,000. Food and beverage revenues increased $90,000, or 1.1%, primarily due to the Company hosting more special events in 2017.

Operating expenses in 2017 were $52.4 million, an increase of 15.7% compared to $45.3 million in 2016. Operating expenses in 2017 included a gain on insurance recoveries of $141,000 related to storm damage in 2014 that was accounted for as a reduction in operating expense. Operating expenses in 2016 included a gain on insurance recoveries of $1.5 million and a gain on sale of land of $3.8 million that were also accounted for as reductions in operating expense. Excluding the insurance recoveries and land sale gains in 2017 and 2016, operating expenses for 2017 increased $1.9 million, or 3.8% compared to 2016. The increase is due to an increase in purse and Breeders’ Fund expense, salaries and benefits, and other expenses related to the increased revenue.

Income tax expense for 2017 was $480,000, a decrease of $2.4 million, or 83.6%, compared to $2.9 million in 2016. In connection with the U.S. Tax Cuts and Jobs Act (“TCJA”) signed on December 22, 2017, the Company recorded a tax benefit of $1.3 million in the 2017 fourth quarter as a result of revaluation of the net deferred tax liabilities due to the corporate tax rate decrease from 34% to 21% starting in 2018.

The Company’s net income decreased 2.5% to $4.1 million, or $0.93 per diluted share, in 2017 compared to net income of $4.2 million, or $0.97 per diluted share, in 2016.

For the twelve months ended December 31, 2017 compared to the same period in 2016, earnings before interest, taxes, depreciation and amortization (“EBITDA”) decreased to $7.1 million from $9.7 million. Adjusted EBITDA, which excludes the gain on sale of land and gains from insurance recoveries, was $6.9 million in 2017 compared to $4.4 million in 2016.

Results for the Quarter Ended December 31, 2017

The Company’s net revenues for the three months ended December 31, 2017 were $12.0 million, an increase of 3.9% compared to net revenues of $11.6 million for the same period in 2016. Pari-Mutuel revenues increased $106,000, or 7.0%, primarily due to an increase of $81,000 in source market fees collected as a result of the ADW legislation. Card Casino revenues increased $375,000, or 4.8%, due to an increase in table games revenue of $485,000, partially offset by a decrease in poker revenues of $139,000. Food and beverage revenues decreased $53,000, or 4.8% primarily due to lower 2017 attendance on two large special events compared to 2016.

The Company’s operating expenses for the three months ended December 31, 2017 were $11.1 million, an increase of 6.5% compared to $10.4 million for the same period in 2016. Operating expenses in the 2017 fourth quarter included a gain on insurance recoveries of $141,000 related to storm damage in 2014 that was accounted for as a reduction in operating expense. Operating expenses in the 2016 fourth quarter included a gain on insurance recoveries of $873,000, which was also accounted for as a reduction in operating expense. During the 2016 fourth quarter, the Company also made an adjustment reducing the 2016 third quarter gain on sale of land, which resulted in a $144,000 increase in operating expense. Excluding the gains and loss for the 2017 and 2016 fourth quarters, operating expenses for the 2017 period increased $89,000 or 0.8% compared to the 2016 period. The increase is due to an increase in purse and Breeders’ Fund expense, advertising and marketing expense, and other expenses related to the revenue increases. This is partially offset by a decrease in salaries and benefits expense as the 2016 amount included severance payments.

The Company recorded an income tax benefit of $965,000 for the three months ended December 31, 2017. This was a result of the Company recording a tax benefit of $1.3 million in the fourth quarter in connection with the TCJA. The Company recorded an income tax expense of $505,000 for the three months ended December 31, 2016.

Due primarily to recording the income tax benefit in the fourth quarter, the Company’s net income for the three months ended December 31, 2017 increased 178.8% to $1.9 million, or $0.43 per diluted share, compared to net income of $684,000, or $0.16 per diluted share, for the same period in 2016.

For the three months ended December 31, 2017 compared to the same period in 2016, EBITDA decreased to $1.6 million from $1.8 million. Adjusted EBITDA was $1.5 million in 2017 compared to $1.1 million in 2016.

Additional Financial Information

Further financial information for the fourth quarter and year ended December 31, 2017 is presented in the accompanying table, and additional information will be provided in the Company’s Form 10-K Report that will be filed on or about March 30, 2018 with the Securities and Exchange Commission.

Management Comments

Canterbury Park’s President and Chief Executive Officer Mr. Randy Sampson commented: “We are pleased with our 2017 results as we achieved year-over-year revenue growth for the ninth consecutive year. Although our 2017 income from operations and net income decreased compared to 2016, our operating profit excluding gains on sales of assets and insurance recoveries, improved dramatically. Adjusted EBITDA, which excludes the impact of insurance recoveries and land sales, increased 57% to $6.9 million in 2017, an amount that represents 12% of our 2017 net revenues.”

Commenting on results in the Company’s core businesses, Mr. Sampson added: “We continue to grow Card Casino revenues, due to strong increases in table games revenue driven by our aggressive marketing efforts and a strong economy. Pari-mutuel revenues increased by 10.9% in 2017 compared to 2016. Our 2016 decision to reduce the takeout rate on our live racing to the lowest level in the country to promote our racing product nationally did not generate the increase in wagering volume we anticipated. By discontinuing this program and returning the take-out rates to statutory levels in 2017, we saw a 11.9% increase in live racing revenue compared to 2016. We also saw an increase of $737,000 of source market fees collected as a result the Advanced Deposit Wagering (“ADW”) legislation that took effect November 1, 2016. Food and Beverage revenues also increased due to our continued success in growing our catering and events business.

Mr. Sampson added: “Looking ahead to 2018, we remain confident about prospects for the Company’s core businesses. We believe we can continue to achieve revenue and cash flow growth in our core businesses, primarily from our Card Casino, food and beverage and other non-gaming revenues. We also hope to build on our improved 2017 results in our pari-mutuel operations which have benefited from the stability and quality of racing provided by our Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community and ADW source market revenues.”

Mr. Sampson continued: “During 2017 and into 2018, we continued to make progress in our goal to deliver additional shareholder value through development of our approximately 140 acres of underutilized land. Most recently, on March 6, 2018 the Shakopee City Council approved creation of a Tax Increment Financing (“TIF”) District for the redevelopment of our property. This approval is an important milestone in making our proposed “Canterbury Commons” real estate development a reality. The TIF Plan approved by City Council provides the framework to use a portion of future property tax revenues generated by the redevelopment to reimburse Canterbury Park for costs we will incur to construct the public streets, utilities, sidewalks, and other public infrastructure needed to support the businesses and other amenities in Canterbury Commons.”

Mr. Sampson concluded: “While further approvals from the City of Shakopee are required and we need to complete our financing arrangements, we are optimistic that the first phase of our development, an upscale apartment project, could break ground this fall. We are excited to be partnering on this residential project with the Doran Companies, a leading local developer and contractor. The first phase of the project will include approximately 300 units, a heated parking ramp, and a level of amenities that sets it apart from anything currently available in our area. Full build out of the project is anticipated to take several years and include a total of 600 units. We will also continue to pursue other commercial, retail, hospitality and entertainment development opportunities. We expect to report further progress on these efforts over the remainder of 2018.”

Annual Shareholders Meeting

The Company will hold its Annual Meeting of Shareholders on Wednesday, June 6, 2018 at 10 a.m., at the Racetrack in Shakopee, Minnesota. The record date for shareholders entitled to vote at the Annual Meeting is April 11, 2018.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. Adjusted EBITDA represents our earnings before interest income, income tax expense, depreciation and amortization and gain from disposal of assets, gain on sale of land, and gain from insurance recoveries. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these three items.

About Canterbury Park

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack, Minnesota’s only thoroughbred and quarter horse racing facility. The Company’s 70-day 2018 live race meet begins on May 4 and ends September 15. In addition, Canterbury Park’s Card Casino hosts card games 24 hours a day, seven days a week, offering both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its facility in Shakopee, Minnesota. For more information about the Company, please visit us at www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; and other factors that are beyond our ability to control or predict.

NOTE: Financial summary on following page.

canterbury park holding corporation’s

summary of operating results

	(Unaudited)
	Three Months	Three Months	Twelve Months	Twelve Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
Net Operating Revenues	$11,996,386	$11,550,492	$56,952,776	$52,460,203

Operating Expenses	$(11,065,022)	$(10,388,683)	$(52,431,619)	$(45,318,971)

Income from Operations	$931,364	$1,161,809	$4,521,157	$7,141,232

Non-Operating Revenues (Expense), net	$12,446	$27,235	$49,624	$(21,252)

Income Tax Benefit (Expense)	$964,753	$(504,552)	$(480,000)	$(2,924,000)

Net Income	$1,908,563	$684,491	$4,090,781	$4,195,980

Basic Net Income Per Common Share	$0.43	$0.16	$0.93	$0.98

Diluted Net Income Per Common Share	$0.43	$0.16	$0.93	$0.97

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	(Unaudited)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2017	2016	2017	2016
NET INCOME	$1,908,563	$684,491	$4,090,781	$4,195,980
Interest (income) expense, net	(12,446)	(27,556)	(49,624)	21,252
Income tax (benefit) expense	(964,753)	504,552	480,000	2,924,000
Depreciation	660,389	680,797	2,529,437	2,547,772
EBITDA	1,591,753	1,842,284	7,050,594	9,689,004
Loss (gain) on disposal of assets	2,198	(22,500)	2,198	(22,500)
Loss (gain) on sale of land	-	144,388	-	(3,846,131)
Gain on insurance recoveries	(140,552)	(872,647)	(140,552)	(1,464,923)
ADJUSTED EBITDA	$1,453,399	$1,091,525	$6,912,240	$4,355,450